EXHIBIT A
COVER LETTER TO OFFER TO PURCHASE AND LETTER OF TRANSMITTAL
THIS IS SOLELY NOTIFICATION OF THE FUND’S TENDER OFFER. IF YOU DO NOT WANT TO TENDER YOUR SHARES FOR REPURCHASE, PLEASE DISREGARD THIS NOTICE.
August 28, 2026
Dear Neuberger Private Markets Access Fund LLC Shareholder:
We are writing to inform you of important dates relating to a tender offer by Neuberger Private Markets Access Fund LLC (the “Fund”). The Fund is offering to purchase an amount up to approximately 5.00% of the net assets of the Fund from shareholders of the Fund (“Shareholders”) at their net asset value calculated as of the valuation date as of September 30, 2026.
If you are not interested in having the Fund repurchase some or all of your shares of limited liability company interests (including fractions thereof) (“Shares”) valued as of September 30, 2026, please disregard this notice and take no action. Shareholders are not required to participate in this tender offer and no action on your part is required if you are not interested in participating.
The tender offer period will begin on August 28, 2026 and, unless the offer is extended, will end at 11:59 p.m., Eastern Time, on Friday, September 25, 2026, at which point the tender offer will expire. The purpose of the tender offer is to provide liquidity to Shareholders of the Fund. Shares may be tendered to the Fund for purchase only during one of the Fund’s announced tender offers.
Should you wish to tender all or some of your Shares for purchase by the Fund during this tender offer period, please complete, sign and return the enclosed Letter of Transmittal so that it is received by UMB Fund Services, Inc. (“UMBFS”) no later than 11:59 p.m., Eastern Time, on Friday, September 25, 2026. You can deliver the Letter of Transmittal by (i) mail to Neuberger Private Markets Access Fund LLC, c/o UMB Fund Services, Inc. at 235 W. Galena Street, Milwaukee, Wisconsin 53212, Attention: Tender Offer Administrator, (ii) fax to UMBFS at (816) 860-3140, Attention: Tender Offer Administrator, or (iii) email to UMBFS at aiprocessing@umb.com (see additional instructions on the Letter of Transmittal).
If you are a client of a financial adviser and wish to tender your Shares for purchase by the Fund, please contact your financial adviser, who will assist you with the tender request for your account. Certain financial intermediary firms may use a customized tender form, which your financial adviser will assist you with and use instead of the enclosed Letter of Transmittal referenced above. Please contact your financial adviser for assistance before submitting your tender request if you are interested in tendering your Shares for this tender offer.
No action is required if you are not interested in tendering your Shares for repurchase.
If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer, or call the Tender Offer Administrator at UMBFS at (844) 448-4480.
Sincerely,
Neuberger Private Markets Access Fund LLC